UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

XERIUM TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-32498	42-1558674
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

14101 Capital Boulevard
Youngsville, North Carolina		27596
(Address of Principal Executive Offices)		(Zip Code)

Phillip B. Kennedy (919) 526-1443
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflicts Minerals Disclosure and Report

Introduction.

Xerium Technologies, Inc. (referred to throughout this report on Form SD as "Xerium", the "Company", "we", "us" or "our") conducted a review of our purchases of materials necessary to the functionality of our products that we manufactured in 2013 to determine whether we purchase any conflict minerals. For purposes of this item, Conflict mineral means:

•Columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (collectively referred to as "3TGs"), unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the "Covered Countries"); or

•Any other material or its derivatives determined by the Secretary of State to be financing conflict in the Covered Countries.

In 2013, the Company had two reportable business segments: machine clothing and rolls. Our machine clothing products are highly engineered synthetic textile belts that transport and filter paper as it is processed in a paper-making machine. Machine clothing plays a significant role in the forming, pressing and drying stages of paper production. Roll cover products cover the rolls on a paper-making machine, which are the large steel cylinders over which machine clothing is mounted and between which the paper travels as it is processed. Our roll covers provide a surface with the mechanical properties necessary to process the paper in a cost-effective manner that delivers the sheet qualities desired by the paper producer.

In conducting our review, we focused on purchases, because we purchase all necessary materials to manufacture our products from third parties. Due to the limited types of products we manufacture, we were able to readily isolate the one product for which we incorporate a component that includes two of the 3TGs. Our patented SmartRoll is the first continuous pressure sensing paper machine roll that enables a papermaker to maximize performance by knowing the pressure of the paper machine while the machine is running. The SmartRoll product contains an electronic circuit board that interacts with sensors within the surface of the roll cover. This circuit board contains tin and gold.

Reasonable Country of Origin Inquiry.

The fact that the rolls segment purchased materials containing 3TGs that were necessary for the functionality of products manufactured in 2013 required that we conduct a reasonable country of origin inquiry (RCOI) with respect to these materials. From our purchasing records, we determined that all of the identified components containing 3TGs that were included in products we manufactured in 2013 were purchased from two suppliers. In reviewing our purchases of components containing 3TGs from these parties, we conducted a RCOI by communicating with each supplier and requesting that they complete the Conflict Mineral Reporting Template of the Electric Industry Citizenship Coalition® and the Global e-Sustainability Initiative (EICC--GeSI Reporting Template). A completed EICC--GeSI Reporting Template was obtained from each supplier and each supplier provided written information demonstrating that the 3TGs minerals it sources did not originate in any of the covered countries.

Reasonable Country of Origin Inquiry Conclusion.

Based on our evaluation of all of our purchased materials and the RCOI performed with respect to the 3TGs-containing components described above, we have no reason to believe that any 3TGs necessary for the functionality of products we manufactured or contracted to have manufactured in 2013 originated in any of the Covered Countries. The contents of this report can be found in the investor relations portion of the Company's website at www.xerium.com.

Item 1.02 Exhibit

Not required.
Section 2 - Exhibits

Item 2.01 Exhibits
None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Xerium Technologies, Inc.
(Registrant)

/s/ Clifford E. Pietrafitta	June 2, 2014
By Clifford E. Pietrafitta	(Date)
Executive Vice President and CFO